Franklin Consolidated Mining Co., Inc., a Delaware corporation (hereafter the "Registrant"), hereby amends the Registration Statement on Form SB-2 filed with the Securities and Exchange Commission (the "Commission") on November 22, 1996 (the "Registration Statement") on such date or dates as may be necessary to to delay its effective date until the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Act or until the Regsitration Statement shall become effective on such date as the Commission acting pursuant to said Section 8 (a) shall determine.